P.E. 2/4/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of February 4, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press release

Contact	Tor Steinum	Peik Norenberg	Norsk Hydro ASA
Telephone	(+47) 22 53 27 31	(+47) 22 53 34 40	Bygdøy allé 2
Cellular	(+47) 95 08 39 33	(+47) 91 76 15 56	N-0240 Oslo
E-mail	tor.steinum@ hydro.com	peik.norenberg@ hydro.com	Norway Phone: (+47) 22 53 81 00 Fax: (+47) 22 53 27 25 www.hydro.com

Oslo, 4 February 2002:

Norsk Hydro ASA announces the following consequences for its fourth quarter 2001 results:

When releasing its third quarter2001 results, Hydro announced costs in connection with the closure of its Magnesium plant in Porsgrunn, Norway of approximately 700-800 million NOK. The costs were expected to be charged in the fourth quarter 2001 and the first half 2002. The estimated costs in connection with the closure is maintained, and the costs charged to the fourth quarter results represents approximately 700 million NOK.

The entire Light Metals business area has had a challenging fourth quarter. The weak aluminium market, in particular in the market for extruded products and deliveries to the car-industry, has weakened the result. The quarterly result will also be charged with one-time effects of approximately 400 million NOK in addition to costs related to the closure of the Magnesium plant. In sum Hydro Light Metals expect to report a total negative operating income for the fourth quarter 2001 of approximately 1 billion NOK.

The operating income for Hydro Petrochemicals will in the fourth quarter be charged with demolition and cleanup costs of 75 million NOK, and redundancy provisions of approximately 50 million NOK.

******

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2000 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

Dated: February 4, 2002

Idar Eikrem
Senior Vice President Corporate
Accounting and Consolidation

WAS1 #920825 v2